Collabrium Japan Acquisition Corporation

Index to financial statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements
Balance Sheet	F-3
Notes to Balance Sheet	F-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Collabrium Japan Acquisition Corporation

We have audited the accompanying balance sheet of Collabrium Japan Acquisition Corporation (a company in the development stage) (the “Company”) as of October 24, 2012. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Collabrium Japan Acquisition Corporation (a company in the development stage), as of October 24, 2012 in conformity with United States generally accepted accounting principles.

The accompanying balance sheet has been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company has no present revenue and the Company’s cash and working capital as of October 24, 2012, are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP
New York, NY
October 30, 2012

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

BALANCE SHEET

October 24, 2012

ASSETS

Current asset - Cash and cash equivalents	$477,871
Cash and cash equivalents held in trust account	41,400,000
Total assets	$41,877,871

LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS' EQUITY

Current liabilities
Accrued offering expenses	$40,000
Advance from a shareholder	52,876
Notes Payable to Shareholders	100,000
Total current liabilities	192,876

Commitments

Ordinary shares, subject to possible conversion or tender, 3,342,068 shares at conversion value	35,521,909

Shareholders’ Equity
Preferred shares, no par value, unlimited shares authorized; none issued or outstanding	-
Ordinary shares, no par value, unlimited shares authorized; 2,191,265 shares issued and outstanding (excluding 3,342,068 shares subject to possible conversion or tender)(1)	-
Additional paid-in capital	6,166,276
Deficit accumulated during the development stage	(3,190)
Total shareholders’ equity	6,163,086

Total liabilities, redeemable ordinary shares and shareholders’ equity	$41,877,871

(1)
Includes an aggregate of  200,000 shares held by the initial shareholders that are subject to forfeiture to the extent that the underwriter’s over-allotment option is not exercised in full. (See Note 5)

Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

NOTES TO THE BALANCE SHEET

Note 1 — Organization, Plan of Business Operations and Going Concern

Collabrium Japan Acquisition Corporation (a company in the development stage) (the “Company”) was incorporated in the British Virgin Islands on February 8, 2012 as a business company with limited liability formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities (a “Business Combination”).

The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

At October 24, 2012, the Company had not yet commenced any operations. All activity through October 24, 2012 relates to the Company’s formation and the public offering as described below.  On October 24, the Company changed its fiscal year-end from December 31 to September 30.

The Company is considered to be a development stage company and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) Topic 915 “Development Stage Entities.” The Company is subject to all of the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on October 18, 2012. On October 24, 2012, the Company consummated the Public Offering and received proceeds net of underwriter’s discount of $39,400,000 and simultaneously received $2,700,000 from the issuance of 3,600,000 warrants (“Insider Warrants”) in a private placement (the “Private Placement”) (See Note 3).
.

 Collabrium Japan Acquisition Corporation
(A Company in the Development Stage)

NOTES TO THE BALANCE SHEET

Note 1 — Organization, Plan of Business Operations and Going Concern (continued)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Public Offering and the Private Placement (See Note 3), although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to affect a Business Combination successfully. Upon the closing of the Public Offering, $41,400,000 ($10.35 per Public Share sold), including the proceeds of the Private Placement, is held in a trust account (“Trust Account”) and will be invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. treasuries until the earlier of the consummation of the initial Business Combination and the Company’s failure to consummate a Business Combination within the prescribed time. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s Chairman of the Board and the Company’s Chief Executive Officer have agreed that they will be jointly and severally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, they may not be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, (1) interest income on the funds held in the Trust Account can be released to the Company to pay its income and other tax obligations and (2) interest income on the funds held in the Trust Account can be released to the Company to pay for its working capital requirements in connection with searching for a Business Combination.

The Company’s units are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company completes a Business Combination with must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE BALANCE SHEET

Note 1 — Organization, Plan of Business Operations and Going Concern (continued)

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b-4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the Securities and Exchange Commission for the Public Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Business Combination. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. On such date, if the Company no longer qualifies as an FPI (as set forth in Rule 3b-4 of the Exchange Act), the Company will then become subject to the U.S. domestic issuer rules as of the first day of its fiscal year following the determination date.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer an FPI). Each Public Shareholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account (initially $10.35 per share (or approximately $10.28 per share if the over-allotment option is exercised in full), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). In no event will the Company consummate an initial Business Combination and allow redemptions of public shares such that the Company would have less than $5,000,001 in net tangible assets (including as a result of any redemptions that occurred upon us taking advantage of the extension period described below). All of the Initial Shareholders waived any redemption rights they may have in connection with the initial Business Combination pursuant to letter agreements executed prior to the Public Offering.

Notwithstanding the foregoing redemption rights, if the Company is no longer an FPI and the Company seeks shareholder approval of its initial Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Company’s memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 19.9% of the shares sold in the Public Offering.

The Company’s amended and restated memorandum and articles of association provides that the Company will continue in existence only until January 24, 2014 (or by April 24, 2014 if the company takes advantage of the full 90-day extension period). If the Company has not completed a Business Combination by such date, it will trigger the automatic liquidation of the Trust Account and the voluntary liquidation of the Company. If the Company is forced to liquidate prior to a Business Combination, its Public Shareholders are entitled to have their shares redeemed for a pro rata portion of the Trust Account, including any interest, and any net assets remaining available for distribution to them after payment of liabilities. The Initial Shareholders have agreed to waive their rights to share in any distribution with respect to their initial shares held prior to the Public Offering.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, if the Company anticipates that it may not be able to consummate a Business Combination by January 24, 2014 (15 months from the closing of the Public Offering), the Company may extend the period of time to consummate a Business Combination by up to an additional 90 days by offering Public Shareholders the right to have their shares redeemed for a pro rata portion of the amount then on deposit in the Trust Account; provided that the Company will not extend the period of time to consummate an Business Combination if it will cause the Company to have less than $5,000,001 of net tangible assets.

The Company anticipates that in order to fund its working capital requirements, the Company will need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account, as well as entering into contingent fee arrangements with its vendors. The Company will need to raise additional capital through loans or additional investments from its Initial Shareholders, officers, directors, or third parties. None of the Initial Shareholders, officers or directors is under any obligation to advance funds to, or to invest in, the Company. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The balance sheet does not include any adjustments that might result from the outcome of these uncertainties.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE BALANCE SHEET

Note 2 — Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash deposits with major financial institutions.

Use of Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC Topic 740 “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recoginition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the British Virgin Islands as its only ‘‘major’’ tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on February 8, 2012, the evaluation was performed for the short period from February 8, 2012 through September 30, 2012, which is the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from February 8, 2012 (inception) through October 24, 2012. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE BALANCE SHEET

Note 2 — Significant Accounting Policies - (continued)

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Subsequent Events

The Company evaluates events that have occurred after the balance sheet date of October 24, 2012 through the date which the balance sheet was available to be issued. Based upon the review, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the balance sheet.

Note 3 — Public Offering and Private Placement

On October 24, 2012, the Company sold 4,000,000 units at an offering price of $10.00 per unit generating gross proceeds of $40,000,000 in the Public Offering. Each Unit consists of one ordinary share in the Company and one Warrant to purchase one ordinary share in the Company (“Warrants”). Each Warrant entitles the holder to purchase one ordinary share at a price of $11.50 commencing on the later of the completion of an initial Business Combination and October 18, 2013 and expiring five years from the completion of an initial Business Combination, or earlier upon redemption. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days’ notice, only in the event that the last sale price of the ordinary shares (or the closing bid price of the ordinary shares in the event the ordinary shares are not traded on any specific trading day) is at least $17.50 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending on the third day prior to the date on which notice of redemption is given and there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants during the 30-Day Trading Period and continuing until the date of redemption. In accordance with the warrant agreement relating to the Warrants sold and issued in the Public Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. There are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise. However, if a registration statement covering the ordinary shares issuable upon exercise of the Warrants and a prospectus relating to such ordinary shares has not been declared effective within 90 days following the closing of the Business Combination, commencing on that day, warrant holders may, until such time as there is an effective registration statement and during any period thereafter when the Company has failed to maintain an effective registration statement, exercise warrants on a cashless basis.

Simultaneously with the consummation of the Public Offering, the Company consummated the Private Placement with the sale of 3,600,000  Warrants (“Private Placement Warrants”) to its initial shareholders at a price of $0.75 per share, generating total proceeds of $2,700,000. The Private Placement Warrants are identical to the Warrants sold to public investors in the Public Offering except that: (i) the Private Placement Warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, (ii) the Private Placement Warrants are non-redeemable and (iii) the Private Placement Warrants are exercisable on a “cashless” basis, in each case, if held by the initial holders or permitted assigns. The Initial Shareholders have agreed that the Private Placement Warrants (including the ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or saleable (except to certain permitted transferees) until 30 days after the completion of an initial Business Combination.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE BALANCE SHEET

Note 4 — Commitments

The Initial Shareholders and holders of the Private Placement Warrants (or underlying ordinary shares) are entitled to demand certain “piggy-back” registration rights with respect to the initial shares and the Private Placement Warrants (or underlying ordinary shares) as well as any other warrants that may be issued to them (or underlying ordinary shares) pursuant to an agreement signed on the October 18, 2012.

The Company entered into an agreement with the underwriter of the Public Offering (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid 1.5% of the gross proceeds of the Public Offering or $600,000 as underwriting discounts and commissions upon closing of the Public Offering. The Company will also pay the underwriter in the Public Offering a deferred underwriting discount (“Deferred Commission”) of 3% of the gross proceeds of the Public Offering which is held in the Trust Account.

The Company has granted the underwriter in the Public Offering a 45-day option to purchase up to an additional 600,000 Units solely to cover over-allotments, if any.

The Company has sold to the underwriter, for $100, an option to purchase up to 400,000 units at $15.00 per unit. The underwriter’s unit purchase option will be exercisable starting on the later of the completion of a Business Combination and October 18, 2013 and ending on October 17, 2017. The units issuable upon exercise of this option are identical to those sold in the Public Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $255,000 (or $0.64 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 20%, (2) risk-free interest rate of 0.86% and (3) expected life of five years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE BALANCE SHEET

Note 4 — Commitments and Contingencies (continued)

The Company presently occupies office space provided by Collabrium Advisors LLP – an affiliate of Mr Andrew Williams, the Company’s Chairman, and Eureka Company Limited – an Affiliate of Mr Koji Fusa, the Company’s Chief Executive Officer. Such affiliates have agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on November 1, 2012.

Note 5 — Shareholder Equity

Preferred Stock

The Company’s amended and restated memorandum and articles of association authorizes the issuance of an unlimited number of preferred shares divided into five classes, Class A through Class E each with such designation, rights and preferences as may be determined by our board of directors. No preferred shares are currently issued or outstanding.

Ordinary Shares

The Company is authorized to issue an unlimited number of ordinary shares with no par value per share.

In connection with the organization of the Company, a total of 1,533,333 ordinary shares were sold to the Initial Shareholders at a price of approximately $0.02 per share for an aggregate of $25,000 (the “Initial Shares”).

As of October 24, 2012, 2,191,265 ordinary shares were issued and outstanding, excluding 3,342,068 ordinary shares subject to possible conversion or tender, and of which 200,000 ordinary shares are subject to forfeiture to the extent that the underwriter’s over-allotment option is not exercised in full.

The Initial Shareholders have agreed not to transfer, assign or sell any of the Initial Shares (except to permitted transferees) until (i) with respect to 20% of such shares, upon consummation of an initial Business Combination, (ii) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (iii) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (iv) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (v) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination and (vi) with respect to 100% of such shares, immediately if, following a Business Combination, the Company engages in a subsequent transaction (1) resulting in its shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of the Company’s board of directors or management team in which the company is the surviving entity.

COLLABRIUM JAPAN ACQUISITION CORPORATION
(A Company in the Development Stage)

NOTES TO THE BALANCE SHEET

Note 6 — NOTE PAYABLE TO SHAREHOLDER

The Company issued an aggregate of $100,000 principal amount unsecured promissory notes to its officers and directors on April 15, 2012. The notes are non-interest bearing and payable on the earlier of (i) April 15, 2013, (ii) the consummation of the Public Offering or (iii) the date on which the Company determines not to proceed with the Public Offering. Due to the short-term nature of the notes, the fair value of the notes approximates the carrying amount.  The Company repaid these notes on October 29, 2012

Note 7 — RELATED PARTY TRANSACTIONS

As of October 24, 2012, the Company received $52,876 as an advance from an initial shareholder of the Company. The advance was repaid on October 29, 2012